DRAFT	Suite 500 902 Carnegie Center Princeton, NJ 08540-6531 +1 609 955 3200 Main +1 609 955 3259 Fax www.dechert.com JAMES J. MARINO james.marino@dechert.com +1 609 955 3230 Direct +1 609 873 9138 Fax
June 22, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Bryan Pitko, Staff Attorney
Suzanne Hayes, Staff Attorney

Re:	Unigene Laboratories, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed May 14, 2010
File No. 333-166850

Ladies and Gentlemen:

On behalf of Unigene Laboratories, Inc. (the “Company”), we are responding to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Dr. Warren Levy dated May 24, 2010 (the “Comment Letter”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement. For your convenience, the Staff’s comments are reprinted in this letter in bold, followed by the applicable responses.

Form S-1

General

1.
We note that you are registering the resale of 25,368,9051 shares underlying convertible notes.  Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

1	Please note that the Company is registering 35,268,905 shares underlying the convertible notes (not 25,368,905).

Securities and Exchange Commission June 22, 2010 Page 2

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each of the selling shareholders;2

•	The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;3

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;4

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;5

•	The discount at which the selling shareholder will purchase the common stock underlying the convertible notes upon conversion or exercise;6 and

•	Whether or not the selling shareholder is in the business of buying and selling securities.7

2	For response, please see section 1.A below.
3	For response, please see section 1.B.1 below.
4	For response, please see section 1.B.3 below.
5	For response, please see section 1.B.2 below.
6	For response, please see section 1.A below.

Securities and Exchange Commission June 22, 2010 Page 3

Response:

The Company strongly disagrees with the Staff’s conclusion that the facts surrounding this particular registration of the Company’s securities for resale constitutes a primary offering.

We understand that, in the past several years, the Staff became increasingly concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions.  In these transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock or that would automatically reset at periodic intervals based upon reductions (but not increases) in the issuer's stock price (“Toxic Transactions”).  The continual readjustment of conversion prices sent some issuers' stock into "death spirals", creating market overhang and thereby exerting continuous downward pressure on an already falling stock price, while simultaneously increasing dilution as the investors in the Toxic Transaction became entitled to a greater number of shares.  In some of these cases, the shares held by investors who did not participate in these Toxic Transactions were ultimately rendered worthless.

We also understand that, in order to combat the effect of these Toxic Transactions, the Commission sought to discourage them and to minimize their impact by limiting the ability of the investors in those transactions to have their shares registered.   In order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates, with particular emphasis on those situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes (the “Float Limit”).  We understand that the Float Limit was merely intended to be a screening test and not a substitute for a complete analysis of all the relevant facts and circumstances surrounding the transaction (see discussion in Rule 415 Analysis below).

It has been recently reported that the Commission is no longer imposing the Float Limit in cases involving the registration for resale of securities that did not involve Toxic Transactions.  As discussed below, a portion of the shares being registered for resale under the Registration Statement are owned outright by the Selling Stockholder (as defined below) and the Notes (as defined below) convertible into shares of the Company’s common stock do not possess any of the toxic features that have historically implicated the Staff’s unease.  Therefore, we believe that the transactions underlying the registration of the securities to which the Registration Statement relates should not be restricted in the same manner as a Toxic Transaction.

7           For response, please see section 1.B.5 below.

Securities and Exchange Commission June 22, 2010 Page 4

A.	Background

The Company is currently seeking to register 43,914,719 shares (the “Total Shares”) of the Company’s common stock, which will be sold by one selling stockholder, Victory Park Credit Opportunities Master Fund, Ltd. (the "Selling Stockholder").  The following is a summary of the transactions that led to the issuance of the Total Shares (or the securities overlying these shares) and the registration of the Total Shares pursuant to the Registration Statement.  Comparable disclosure already is included in the Registration Statement.

On September 30, 2008, the Company entered into a Financing Agreement (the “Original Financing Agreement”) with Victory Park Management, LLC (“Victory Park”), as agent, and Victory Park Special Situations Master Fund, Ltd. ( “Special Situations Fund”) and the Selling Stockholder (together, the “Funds”), pursuant to which the Funds purchased $20 million of three-year senior secured non-convertible term notes (the “Original Notes”) from the Company and the Company issued 1,500,000 shares of common stock to the Funds at two closings (the “Shares”).

On October 19, 2009, in connection with the Omnibus Amendment Agreement that the Company entered into with the Funds, the Company issued 300,000 shares of common stock (the “Exchange Shares”) to Special Situations Fund in exchange for Special Situations Fund’s surrender of a warrant to purchase 1,000,000 shares of common stock pursuant to the terms of a Warrant Exchange Agreement.  As reported in the Schedule 13D filed on March 17, 2010 by the Selling Stockholder and certain of its affiliates, the Funds also had collectively purchased an aggregate of 6,845,814 shares of Company common stock in open market transactions and privately negotiated transactions (the “Other Shares”).  In March 2010, Special Situations Fund sold and assigned to the Selling Stockholder all of its rights, title and interest in and to the Original Notes, the Shares, the Exchange Shares and the Other Shares.

On March 16, 2010, the Company entered into the Restated Financing Agreement with Victory Park, as administrative agent and collateral agent, and the Selling Stockholder, as lender, and, under that agreement, the Company issued three-year senior secured convertible notes in the aggregate principal amount of $33,000,000 due in March 2013 (the “Notes”), in exchange for the Original Notes in the outstanding aggregate principal amount of approximately $19,360,000 and a cash payment (before closing expenses) of approximately $13,640,000.  In addition, pursuant to the Restated Financing Agreement, the Company may request that the Selling Stockholder purchase (which purchase shall be in the Selling Stockholder’s sole discretion) up to an additional $3 million aggregate principal amount of Notes at one subsequent closing, which shall be no later than March 17, 2012.  The Notes will accrue interest at a rate per annum equal to the greater of (i) the prime rate plus 5% and (ii) 15%, which, in the absence of an Event of Default (as defined therein), shall be capitalized and added to the outstanding principal balance of such Notes on each anniversary of the date of issuance other than the maturity date.

Securities and Exchange Commission June 22, 2010 Page 5

The Notes will not be convertible into shares of common stock (the “Conversion Shares”) by the Selling Stockholder until the earliest of (i) March 17, 2011, (ii) the earliest date on which the Company is required under the Notes to provide to the holder prior written notice of its intention to consummate, or the occurrence of, a Fundamental Transaction (as defined in the Notes), (c) the Company’s delivery of the redemption notice (described below) and (d) the occurrence of an Event of Default under the Restated Financing Agreement (the earliest of such dates, the "Initial Conversion Date").  The conversion price of the Notes is fixed at $0.70, subject to adjustment in the event of stock splits or combinations, stock dividends, recapitalizations or similar events, and subject to other customary anti-dilution adjustments (described below).  The conversion price represented a premium over the market price of the common stock on the execution date of the Restated Financing Agreement.8 The initial conversion rate is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.70 per share.  If the Company subsequently makes certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Notes will be reduced to such lower price.  However, there will be no anti-dilution adjustments or resets of the conversion price based solely on the trading price of the Company's common stock.  Further, the anti-dilution adjustment provision is subject to standard exceptions for ordinary course issuances that allow the Company to run and grow its business without triggering any anti-dilution adjustment, such as issuances in connection with employee stock option plans, equipment and real property leasing transactions, supplier or third party service provider agreements, or research, collaboration, licensing, development, OEM, marketing or other similar agreements or strategic partnerships.

After March 17, 2011, under certain circumstances, and subject to specified conditions, the Company will have the right, at its option, by delivery of written notice, to redeem $13,642,472.50 of the Notes at a price equal to 110% of the unpaid outstanding principal amount of the Notes being redeemed plus accrued and unpaid interest with respect to such principal amount; provided, that the holder of the Notes may elect to convert all or any portion of such Notes that the Company is electing to redeem at the fixed conversion price.

In summary, the Notes do not have, and never have had, any “toxic” or “death spiral” features that the Commission historically has found to be especially problematic.

8           See response to Comment 4 below.

Securities and Exchange Commission June 22, 2010 Page 6

Under an Amended and Restated Registration Rights Agreement, dated March 17, 2010 (the “Registration Rights Agreement”), between the Company and the Selling Stockholder, the Company is required to file with the Commission a registration statement(s) covering the resale of all of the Shares, the Exchange Shares, the Other Shares and the Conversion Shares.  However, the number of the Company’s authorized shares of common stock is currently insufficient to cover all the Conversion Shares issuable if such Notes were converted in full.  The Company has reserved 35,268,905 shares of common stock that are authorized, unissued and otherwise unreserved (the “Authorized Conversion Shares”) for issuance and delivery upon a partial conversion of the Notes, which are some of the shares being registered on this Registration Statement.  Accordingly, as required under the Restated Financing Agreement, the Company is seeking stockholder approval at its 2010 Annual Meeting of Stockholders to be held on June 15, 2010 to increase the number of authorized shares of common stock to a number that will be sufficient to cover the full number of Conversion Shares plus a buffer equal to an additional 50% of those shares (to allow for any of the customary anti-dilution adjustments that may increase the number of Conversion Shares).  If stockholder approval is obtained as anticipated, the Company intends to promptly file an amendment to its Certificate of Incorporation to effect such increase in the number of authorized shares of its common stock (the “Amendment”).  Thereafter, the Company will be required to file with the Commission a new registration statement covering the resale of Conversion Shares not then covered by an effective registration statement for resales pursuant to Rule 415 (or, if such approval occurs prior to the effectiveness of the Registration Statement, the Company intends to add the additional shares to the Registration Statement by pre-effective amendment). Assuming (1) the filing of the Amendment, (2) that the original $33,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding on March 17, 2011 (which we anticipate will be the Initial Conversion Date), and (3) the fixed conversion price of $0.70 per share, then, on such date, the Notes will be potentially convertible into approximately 54,214,286 Conversion Shares (i.e., 18,945,381 shares in addition to the Authorized Conversion Shares currently proposed to be covered by the Registration Statement).  However, we note that, under the terms of the Registration Rights Agreement, the Company could be required to register in total 42,947,524 Conversion Shares in addition to the Authorized Conversion Shares (for a total of 78,216,429 Conversion Shares) (which assumes (1) the filing of the Amendment, (2) that the potential full principal amount of the Notes (i.e., $36,000,000) together with accrued interest thereon is outstanding for their full three-year term and (3) the fixed conversion price of $0.70 per share) (collectively, the “Additional Registrable Conversion Shares”).  It should be noted that, of these Additional Registrable Conversion Shares, 19,073,572 Conversion Shares would be potentially issuable over the period from March 17, 2011 to March 17, 2013, as additional interest accrues on the Notes.

The Shares, the Exchange Shares and the Notes were issued pursuant to the exemptions from registration provided by Sections 4(2) and 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder.  In each of the Original Financing Agreement, the Warrant Exchange Agreement and the Restated Financing Agreement, the applicable acquirer of shares represented and warranted that it was acquiring the securities for its own account and not with a view towards distributing or reselling the securities in connection with a public sale or distribution.  The Selling Stockholder further represented in the Restated Financing Agreement that it had no arrangement or understanding, directly or indirectly, with any person to resell or distribute the securities.  These representations and warranties are relevant to and reflect the Selling Stockholder’s investment intent with respect to the shares.

Securities and Exchange Commission June 22, 2010 Page 7

B.	Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration by  an issuer of shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.  In the event that an offering registered in reliance on Rule 415(a)(1)(i) is instead recharacterized as an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering and, as a result, it cannot rely on Rule 415 to register a primary offering “at the market.”

We have reviewed the Staff’s historical guidance on delayed or continuous offering and sale of securities as articulated in Question 612.09 (“CD&I 612.09”) of the Compliance and Disclosure Interpretations regarding the rules promulgated under the Securities Act, which states, in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

As such, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in CD&I 612.09.  We have reviewed the factors that the Staff set forth in its Comment Letter and other relevant factors, including CD&I 612.09. While the 35,268,905 Authorized Conversion Shares represent approximately 44.82% of the 78,690,540 shares of common stock held by non-affiliates as of March 17, 2010, the date of the closing of the purchase of the Notes (the “Public Float”), the totality of the facts and circumstances in this case demonstrates that the Selling Stockholder listed in the Registration Statement is not acting as an underwriter or conduit for the Company.

Securities and Exchange Commission June 22, 2010 Page 8

We respectfully submit that the size of the offering relative to the Public Float is not determinative since it is outweighed by the totality of the facts and the circumstances described below, which demonstrates that the resales of the shares of common stock sought to be registered on the Registration Statement are not an offering “by or on behalf of” the Company under Rule 415(a)(4).  Each of the relevant factors listed in CD&I 612.09 is discussed below in the context of the Registration Statement.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the offering contemplated by the Registration Statement is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of the Total Shares and the Additional Registrable Conversion Shares9 should be permitted by Rule 415(a)(1)(i).

1.           The length of time for which the Selling Stockholder has held the securities and the manner in which the Selling Stockholder received the securities are inconsistent with a determination that the offering is on behalf of the Company.

In response to the Staff’s request in the Comment Letter for supplemental disclosure regarding “the date on which and the manner in which the selling shareholder received the shares and/or the overlying securities,” the Company has compiled the following tabular disclosure showing the dates on which and the manner in which the Selling Stockholder obtained the securities that are to be registered.  As detailed below, the Total Shares (or, as applicable, the securities overlying such shares) were acquired in numerous transactions over a thirty-month period.

9           Under the terms of the Registration Rights Agreement, the Company will be required to register the Additional Registrable Conversion Shares either by pre-effective amendment to the Registration Statement or on future registration statements, from time to time, until all of the Conversion Shares are registered for resale, as described above.

Securities and Exchange Commission June 22, 2010 Page 9

Securities Held by Selling Stockholder
Number of Shares or Related Securities	Percentage of Total Shares	Earliest Date on which the Various Shares Were or May Be Received	Manner in which the Shares or Related Securities were Received*	Earliest Date on which the Shares Were Able, or Will be Able, to be Sold
1,125,000 shares of common stock	2.56%	September 30, 2008
Pursuant to the Original Financing Agreement and in connection with the purchase of $15 million three-year senior secured non-convertible term notes issued by the Company, these shares were issued to the Selling Stockholder
				Pursuant to a lockup agreement entered into on September 30, 2008, these shares could not be sold prior to September 30, 2009
375,000 shares of common stock	0.85%	May 22, 2009
Pursuant to the Original Financing Agreement and in connection with the purchase of an aggregate of $5 million three-year senior secured non-convertible term notes issued by the Company, 246,139 shares were issued to the Selling Stockholder and 128,861 shares were issued to Special Situations Fund
				Pursuant to a lockup agreement entered into on September 30, 2008, these shares could not be sold prior to September 30, 2009
300,000 shares of common stock	0.68%	October 19, 2009
Pursuant to a warrant exchange agreement, these shares were issued to Special Situations Fund in exchange for Special Situations Fund’s surrender of a warrant to purchase 1 million shares of common stock (which warrant was originally acquired by Special Situations Fund in late 2007)
				Upon receipt, subject to applicable securities laws
6,845,814 shares of common stock	15.59%	Between September 22, 2007 and December 31, 2008	These shares were purchased by the Funds in open market transactions and privately negotiated transactions	Upon purchase, subject to applicable securities laws
35,268,905 shares of common stock **	80.31%	March 17, 2011, subject to the possible earlier occurrence of certain events (as described more fully on page 5 of the Registration Statement)	Pursuant to the Restated Financing Agreement and the Notes, these shares will be issued upon a partial conversion of the Notes
Subject to the possible earlier occurrence of certain events (as described more fully on page 5 of the Registration Statement), the Notes are not convertible, and these shares will not be issued and available for resale, until March 17, 2011, if at all

Securities and Exchange Commission June 22, 2010 Page 10

*	In March 2010, Special Situations Fund sold and assigned to the Selling Stockholder all of its rights, title and interest in and to the shares listed in this table.

**	See footnote 9 above.

When acquired, the Shares (1,500,000 shares, which form a portion of the Total Shares) were subject to a one year lock-up following issuance.  Furthermore, even though the Notes were acquired on March 17, 2010, absent certain circumstances, the Selling Stockholder has no right to receive, and the Company is not obligated to issue, 80% of the Total Shares being offered under the Registration Statement until after the Initial Conversion Date.  In addition, 0.68% of the Total Shares being offered under the Registration Statement were acquired eight months ago (although the original warrant exchanged for such shares was acquired by Special Situations Fund over 30 months ago), 0.85% of the Total Shares being offered under the Registration Statement were acquired over 12 months ago, and 18.15% of the Total Shares being offered under the Registration Statement were acquired at least 18 months ago.  The length of time that has elapsed since the securities were originally acquired by the Selling Stockholder or its affiliate, including after the expiration of a lockup period, and the length of time before which the substantial majority of the shares will be eligible for issuance upon conversion of the Notes creates a strong, and the Company believes incontrovertible, inference that the offering pursuant to the Registration Statement is a secondary offering.

Securities and Exchange Commission June 22, 2010 Page 11

2.           The circumstances under which the Selling Stockholder received the securities, and the market conditions in which many of the securities were issued and in which they will all be resold, do not support a conclusion that the offering is on behalf of the Company.

As described above, the Shares and the Exchange Shares were issued in three separate transactions, the Other Shares were acquired by the Selling Stockholder or its affiliate in numerous transactions, and the Notes that overlie the Conversion Shares were issued in a separate transaction   The facts surrounding these issuances and acquisitions do not support a conclusion that the Selling Stockholder was acquiring the securities for the purpose of distributing them on behalf of the Company.

The Notes, the Shares and the Exchange Shares were issued in the context of the global credit crisis that began in 2007, which was further exacerbated by events occurring in the financial markets in the fall of 2008 and continuing in 2009 and 2010.   These events negatively impacted the ability of corporations, including the Company, to raise capital through equity financings or borrowings.   There was substantial doubt about the Company’s ability to continue as a going concern, documented by the “going concern” opinion which the Company’s auditors issued in connection with their audit of the Company’s 2009 financial statements.  Prior to entering into the Restated Financing Agreement in mid-March 2010, the Company believed, and disclosed in its Form 10-K for the year ended December 31, 2009, that its existing funds would only be sufficient to maintain its then current operations into the second quarter of 2010.  In addition, quarterly payments of principal and interest on certain outstanding junior debt were scheduled to commence in May 2010. In light of these dire circumstances, the Selling Stockholder and the Company negotiated a restructuring of the Original Notes that (1) eliminated current payments of monthly interest (with interest under the new Notes being capitalized and added to the outstanding principal balance of such Notes on each anniversary of the date of issuance other than the maturity date), (2) extended the maturity date for repayment of the obligations to the Selling Stockholder by an additional 18 months, (3) provided an additional $13,640,000 in current cash, (4) added a conversion feature so that, under certain circumstances, the outstanding debt could be converted to equity by the Selling Stockholder, rather than being repaid in cash, and (5) permitted the Selling Stockholder the right to nominate two (2) directors to the Company’s Board of Directors (the “Board”).  It is clear that the Company and the Selling Stockholder effectuated said restructuring because of the Company’s critical need for cash, and in so doing, enhanced the Company’s cash position and cash flow in the near term and preserved the Company’s operations and helped to maintain it as a going concern.  It is clear from the foregoing that the Selling Stockholder entered into the restructuring as part of its long-term commitment to help preserve and grow, and to protect its then existing investment in, the Company, and not for the purpose of distributing securities on behalf of the Company.

Securities and Exchange Commission June 22, 2010 Page 12

As detailed below in response to Comment 6, the Company realized net proceeds of approximately $25,481,750 from the sale of the Original Notes and the Notes and the Company did not receive any proceeds in connection with the Selling Stockholder’s purchase of the Other Shares.  In response to the Staff’s request in the Comment Letter for supplemental disclosure regarding “the dollar value of the shares registered,” the Company has compiled the following tabular disclosure, which details the dollar value of certain of the shares being registered:10

Dollar Value of Total Shares
1,500,000 Shares	$1,590,000	*
300,000 Exchange Shares	$573,000	**
35,268,905 Authorized Conversion Shares	$22,219,410	***
Approximate Total Dollar Value:	$24,382,410

*
Reflects 1,125,000 shares issued on September 30, 2008 based on $1.09 closing price per share of common stock and 375,000 shares issued on May 22, 2009 based on $0.97 closing price per share of common stock.

**	Valued based on the $1.91 closing price per share of common stock on October 19, 2009, the date of issuance.

***
Valued based on the $0.63 closing price per share of common stock on March 16, 2010, the date when the terms of the Notes were finalized upon execution of the Restated Financing Agreement, multiplied by the number of Authorized Conversion Shares.  However, under the terms of the Registration Rights Agreement, the Company will be obligated to register additional Conversion Shares from time to time, the dollar value of which is not reflected on the above table.

Furthermore, the Company will not receive any proceeds in connection with the Selling Stockholder’s resale of the Total Shares,11 which further supports the conclusion that this is not a “disguised” primary offering.

3.           The relationship of the Selling Stockholder to the Company does not support a conclusion that the Selling Stockholder is acting on behalf of the issuer.

When the Selling Stockholder acquired the Shares, the Exchange Shares and the Other Shares, it was not an affiliate of the Company. In fact, because the Notes are not currently convertible and will not become convertible (absent certain circumstances) until March 17, 2011, even the acquisition of the Notes did not, in and of itself, cause the Selling Stockholder to become an affiliate of the Company.  In March 2010, pursuant to the Restated Financing Agreement, Richard Levy, the managing principal and founder of Victory Capital Advisors, became a member of the Board, Chairman of the Board and a member of the Company’s Nominating and Corporate Governance Committee.  In addition, Victory Park received the right, pursuant to the Restated Financing Agreement, to designate, subject to certain conditions, an individual to fill the vacant seat on the Board.  Accordingly, in light of those facts, plus the Selling Stockholder’s reported beneficial ownership of Company securities,12 the Company believes that the Selling Stockholder has become an affiliate of the Company.  Since assuming the role of Chairman of the Board, Mr. Levy has been a spokesperson for the Company, and has been actively involved in setting strategic direction for the Company and in restructuring the management team, including the recent hiring of a new Chief Executive Officer.  The Company believes that Mr. Levy’s service as a director of the Company generally, and his active role as its Chairman of the Board specifically, actually reflect the Selling Stockholder’s long-term investment intent with respect to the Company and run contrary to a conclusion that the Selling Stockholder was acquiring the securities for the purpose of distributing them on behalf of the Company.

10
The Other Shares were purchased by the Funds in open market transactions and privately negotiated transactions and the Company, which did not receive any proceeds from such transactions, has no information about the dollar value of those securities when purchased.

11	However, upon conversion of the Notes and the issuance of the Conversion Shares, the senior indebtedness of the Company would be significantly reduced.

Securities and Exchange Commission June 22, 2010 Page 13

Furthermore, when Mr. Levy became a director of the Company, he also became subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  As such, sales of shares by Mr. Levy, including sales of shares that Mr. Levy indirectly owns through the Selling Stockholder (since he is the sole member of the entity that indirectly controls the Selling Stockholder), would be subject to disgorgement of profits if they occur within six months of a matchable purchase transaction (e.g., the acquisition of the Notes).  Moreover, in that capacity, Mr. Levy is also subject to applicable law with respect to insider trading (e.g., Section 10(b) of the Exchange Act and Rule 10b-5 thereunder) as such law applies to corporate "insiders", as well as to insider trading policies of the Company.  If the Company wished to use a private purchaser as a conduit for a distribution to follow in short order after the issuance of the Total Shares, the Selling Stockholder would not have been appropriate given the potential short-swing profit liability under Section 16 and other restrictions on his ability to trade.

12           As reported in the Schedule 13D filed on March 17, 2010 by the Selling Stockholder and certain of its affiliates, the Selling Stockholder beneficially owns approximately 8,645,814 shares of common stock, which represented approximately 9.4% of the Company as of March 16, 2010.  Neither the Selling Stockholder nor any of its affiliates should be deemed to be the current beneficial owner of any of the Conversion Shares (including the Authorized Conversion Shares) because the Notes are not currently convertible or convertible within 60 days.

Securities and Exchange Commission June 22, 2010 Page 14

4.           The Number of shares involved is not dispositive of the conclusion that the Selling Stockholder is acting on behalf of the issuer.

On March 17, 2010, the date of the closing of the purchase of the Notes, the Public Float was 78,690,540 shares of common stock.  Assuming that all of the Authorized Conversion Shares offered pursuant to the Registration Statement were issued and sold, those shares would represent approximately 45% of the Public Float.  In addition, assuming $36,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding on March 17, 2013 (the maturity date of the Notes) and based upon the fixed conversion price of $0.70, on that date, the Notes will potentially be convertible into approximately 78,216,429 Conversion Shares.  Assuming that the Amendment is approved and all of the Authorized Conversion Shares and the Additional Registrable Conversion Shares are issued and sold, those shares, collectively, would represent approximately 100% of the Public Float.

Question 1 in the Comment Letter suggests that the Staff views as compelling the relative magnitude of the number of shares being registered to the number of outstanding shares, with the conclusion seemingly indicating that the Staff equates registration of a large percentage of the Public Float with an intent to distribute.  We note that the number of shares involved is only one factor cited in CD&I 612.09 to be considered by the Staff in applying Rule 415.  However, the Company believes that the nature of the offering and the terms of the overlying securities limit the importance of this factor.

We note that there are a number of reasons why investors might want shares registered other than to effect an immediate sale.  Many investors are fiduciaries for other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.

Furthermore, it is important to keep in mind that in the present circumstances it would be effectively impossible for the Selling Stockholder to effect a distribution of the Total Shares even if it so wanted.  The Company's trading volume has historically been relatively modest, averaging just over 65,000 shares per day from January 1, 2010 through May 28, 2010.13  Based on that average volume, if the Selling Stockholder attempted to liquidate the Total Shares in the open market, it would take approximately 676 trading days (or 2.5 years, assuming 250 trading days per year) to do so, assuming no other person sold a single share of stock during that entire period.   If the Selling Stockholder’s sales accounted for half of the daily trading volume, it would take the Selling Stockholder over 5 years to sell its shares.  It seems illogical to suggest that the Selling Stockholder has purchased its shares for the purpose of making a distribution if it would take the Selling Stockholder over 5 years to do so.  The thin float suggests that the market for the Company’s common stock simply could not absorb the infusion of that many new shares of stock.  For all practical purposes, the Selling Stockholder is locked into its investment, regardless of whether or not its shares are registered.  Further, as noted above, the Selling Stockholder’s long-term investment horizon is reflected by the fact that the Selling Stockholder is now taking an active role in the Company, in particular through Richard Levy’s service as Chairman of the Board.  In this regard, we also notice that the Selling Stockholder has advised us that neither it nor any of its affiliates have sold any shares of the Company since October 2008, and that it has never engaged, and does not expect to engage, in any short sales or other hedging transactions with respect to securities of the Company.  The Selling Stockholder has advised us that it recognizes that it is unlikely to be able to monetize a significant portion of its equity in the Company without a major liquidity event that benefits stockholders generally.

13           As reported on http://finance.yahoo.com.

Securities and Exchange Commission June 22, 2010 Page 15

Also, there is no evidence that a “distribution” would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Therefore, special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here, there has been no indication that any special selling efforts or selling methods have taken place or would take place if the Total Shares were registered.  The Company is not aware that the Selling Stockholder has conducted any road shows or taken any other actions to condition or “prime” the market for its shares.  To do so would violate the representations made by it and its affiliate in the financing and exchange agreements.

5.           To the Company’s knowledge, the Selling Stockholder is not is in the business of underwriting securities.

To the knowledge of the Company, the Selling Stockholder is not in the business of buying and selling securities, although it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer.  The broker-dealer that is an affiliate of the Selling Stockholder was not involved in the purchase, and, according to the Selling Stockholder, will not be involved in the ultimate sale, of the Total Shares.  Furthermore, when the Selling Stockholder acquired the Total Shares (or, as applicable, the Notes overlying certain of such shares), it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly, of which the Company was aware.

Securities and Exchange Commission June 22, 2010 Page 16

6.           The Company will not receive proceeds in connection with the resale of securities pursuant to the Registration Statement, and any economic benefit the Company will receive upon conversion of overlying securities is not related to the market value of underlying securities at the time of conversion.

Although the Staff indicated in CD&I 612.09 that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis.  In this case, the fact that the Company will not receive any proceeds from the sale of any of the Total Shares supports the conclusion that the offering is not on behalf of the Company.  While the senior indebtedness of the Company would become significantly reduced upon conversion of the Notes and the issuance of the Conversion Shares, such conversion is solely at the holder’s option upon the earliest occurrence of certain events.  Moreover, this incidental benefit to the Company is not directly related to the resale of the Conversion Shares.  In circumstances where the Company has no economic interest in resales that are tied to market prices (other than the increased likelihood of conversion and resale when market prices are high), it is implausible to view such resales, the economic benefits of which redound almost entirely to the Selling Stockholder, as “on behalf” of the Company in any sense.  This is particularly true where the time between issuance of the security and resale of the underlying security will be an extended period, as is the case here.

C.	Conclusion

On the basis of the foregoing, we respectfully request that the Staff not impose an arbitrary cap on the number of resale shares allowed to be registered in the Registration Statement, since doing so would give primacy to only one of the elements of a CD&I 612.09 analysis.  As discussed above, there is ample support for the conclusion that the facts surrounding this particular registration of the Company’s securities for resale does not constitute a primary offering, to wit:

(1)           The Total Shares were not acquired in Toxic Transactions and do not possess the toxic features about which the Staff has historically been concerned;

(2)           The Selling Stockholder has held the shares being offered for resale in some cases since September 2007, and 80% of the Total Shares may not be acquired by the Selling Stockholder upon conversion of the Notes (absent certain circumstances) until March 2011;

Securities and Exchange Commission June 22, 2010 Page 17

(3)           The Notes were issued by the Company because of its critical need for cash, and were acquired by the Selling Stockholder not with a view towards distribution, but rather to strengthen its relationship with, and to protect its then existing investment in, the Company;

(4)           Even the acquisition of the Notes did not, in and of itself, cause the Selling Stockholder to become an affiliate of the Company and Richard Levy’s service as a director of the Company generally, and his active role as Chairman of the Board specifically, reflects the Selling Stockholder’s long-term investment intent with respect to the Company;

(5)           It would be effectively impossible for the Selling Stockholder to effect a distribution of the Total Shares in light of the Company’s relatively modest trading volume, and there is no evidence that a distribution would occur if the Total Shares were registered;

(6)           To the Company’s knowledge, the Selling Stockholder is not in the business of underwriting securities; and

(7)           The Company will not receive proceeds in connection with the resale of the Total Shares pursuant to the Registration Statement.

We therefore respectfully request the Staff to permit the Company to effect the registration of the resale of the Total Shares and the Additional Registrable Conversion Shares (without imposition of a Float Limit) pursuant to the Registration Statement and Rule 415(a)(1)(i).

Securities and Exchange Commission June 22, 2010 Page 18

Dollar Value of Underlying Securities

2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response:

The Restated Financing Agreement, pursuant to which the terms of the Notes were set, was entered into on March 16, 2010 and the Notes were issued on March 17, 2010.  The Company announced the transaction on March 17, 2010 before the securities markets in the United States opened and before the Company’s 9 AM conference call to discuss its 2009 year-end financial results.  Accordingly, the closing price of the Company’s common stock on the issuance date of the Notes reflects the market’s initial positive reaction to the transaction.  Therefore, we believe that it is more appropriate to use the closing price of the Company’s common stock on the day prior to the issuance of the Notes – the day when the Restated Financing Agreement was  executed – when calculating the dollar value underlying the securities.

We propose to include the following disclosure in Amendment No. 1 to the Registration Statement:

Of the 43,914,719 shares of common stock that we are registering on this registration statement, 35,268,905 shares are to be issued upon partial conversion of the Notes.  The total dollar value of these 35,268,905 Authorized Conversion Shares is $22,219,410, based on the $0.63 closing price per share of our common stock on March 16, 2010, when the terms of the Notes were finalized upon execution of the Restated Financing Agreement.

Payments to the Investor and Affiliates

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of the convertible notes.

Securities and Exchange Commission June 22, 2010 Page 19

Response:

With respect to the payments made, or required to be made, to the Selling Stockholder, any affiliate of the Selling Stockholder, or any person with whom the Selling Stockholder has a contractual relationship regarding the transaction, we propose to include the following disclosures in Amendment No. 1 to the Registration Statement:

In addition, the table below describes the value of payments made by us to the selling stockholder, its affiliates and any person with whom the selling stockholder has a contractual relationship regarding the transaction:

Payments to the Selling Stockholder, its Affiliates and Any Person With Whom Selling Stockholder Has a Contractual Relationship
Selling Stockholder, its Affiliates and Any Person With Whom Selling Stockholder Has a Contractual Relationship	Cash Payments		Value of Payments in Common Stock		Total
Victory Park Management, LLC	$2,950,038	(1)	--		$2,950,038
Victory Park Special Situations Master Fund, Ltd.	$1,895,293	(2)	$1,924,245	(3)	$3,819,538
Victory Park Credit Opportunities Master Fund, Ltd.	$875,405	(4)	$238,755	(5)	$1,114,160
Katten Muchin Rosenman LLP	$275,000	(6)	--		$275,000
Land Services USA, Inc.	$1,987	(7)	--		$1,987
Total	$5,997,723		$2,163,000		$8,160,723

Securities and Exchange Commission June 22, 2010 Page 20

(1)	Consisting of:
•	Interest payments in 2009 under the Original Financing Agreement for an aggregate of $1,391,703;
•	Legal and due diligence fees in 2008 and 2009 for an aggregate of $211,000;
•	Interest payments in 2010 under the Original Financing Agreement (until the execution of the Restated Financing Agreement) for an aggregate of $682,335;
•	A $660,000 closing fee paid on March 17, 2010 under the Restated Financing Agreement; and
•	A payment of $5,000 in connection with out-of-pocket fees and expenses on March 17, 2010 under the Restated Financing Agreement.

(2)	Consisting of:
•	A $450,000 closing fee paid on September 30, 2008 under the Original Financing Agreement;
•	Prepayment of $1,050,000 in interest on September 30, 2008 under the Original Financing Agreement;
•	Interest payments in 2009 under the Original Financing Agreement for an aggregate of $122,943;
•	A $51,545 closing fee paid on May 22, 2009 under the Original Financing Agreement; and
•
Mandatory prepayments under the Original Financing Agreement in 2009 and 2010 in connection with proceeds received from the sale of certain New Jersey tax benefits in the aggregate amounts of $159,062 and $61,743, respectively.

(3)	Consisting of:
•	1,125,000 shares of common stock issued on September 30, 2008 under the Original Financing Agreement, valued based on the $1.09 closing price per share of common stock on that date;
•	128,861 shares of common stock issued on May 22, 2009 under the Original Financing Agreement, valued based on the $0.97 closing price per share of common stock on that date; and
•
300,000 shares of common stock issued on October 19, 2009 in exchange for surrender of a warrant to purchase 1,000,000 shares of common stock, valued based on the $1.91 closing price per share of common stock on that date.

(4)	Consisting of:
•	Interest payments in 2009 under the Original Financing Agreement for an aggregate of $234,835;
•	A $98,455 closing fee paid on May 22, 2009 under the Original Financing Agreement;
•
Mandatory prepayments under the Original Financing Agreement in 2009 and 2010 in connection with proceeds received from the sale of certain New Jersey tax benefits in the aggregate amounts of $303,732 and $117,936, respectively; and

•	Payment on March 17, 2010 under the Restated Financing Agreement of $120,447 of accrued and unpaid interest.

Securities and Exchange Commission June 22, 2010 Page 21

(5)	Consisting of 246,139 shares of common stock issued on May 22, 2009 under the Original Financing Agreement, valued based on the $0.97 closing price per share of common stock on that date.

(6)	Consisting of payment on March 17, 2010 of legal fees incurred by the selling stockholder in connection with the Restated Financing Agreement.

(7)	Consisting of payment on March 17, 2010 of fees to the title company in connection with the Restated Financing Agreement.

In addition, with respect to the net proceeds to the Company from the sale of the convertible notes, we propose to include the following disclosure in Amendment No. 1 to the Registration Statement:

Securities and Exchange Commission June 22, 2010 Page 22

The table below more fully describes the net proceeds we received from the sale of the Original Notes and the Notes:

Net Proceeds From the Sale of the Original Notes
	Gross Proceeds	Related Disbursements		Net Proceeds
Original Notes issued September 30, 2008(1)	$15,000,000	$1,779,250	(2)	$13,220,750
Original Notes issued May 22, 2009(1)	$5,000,000	$621,750	(3)	$4,378,250

Net Proceed From the Sale of the Notes
	Gross Proceeds	Related Disbursements, Closing Costs and Cancellation of Debt		Net Proceeds
Note issued March 17, 2010	$33,000,000	$21,365,061	(1) (4)	$11,634,939
Total				$29,233,939

(1)	The Original Notes were cancelled on March 17, 2010 pursuant to the terms of the Restated Financing Agreement and in connection with the issuance of the Note.

(2)
Consisting of a $450,000 closing fee; the issuance of 1,125,000 shares of common stock (valued based on the $1.09 closing price per share on the issuance date); and $103,000 legal and due diligence fees.  This does not include $1,050,000 of interest prepaid on September 30, 2008.

(3)
Consisting of a $150,000 closing fee; the issuance of 375,000 shares of common stock (valued based on the $0.97 closing price per share on the issuance date); and $108,000 legal and due diligence fees.  This does not include $358,000 of interest prepaid on May 22, 2009.

(4)	Consisting of:
•	$19,357,527 cancellation of the Original Notes;
•	$714,274 fees paid to RBC;
•	$665,000 fees paid to Victory Park Management, LLC;
•	$1,987 fees paid to Land Services USA, Inc.; and
•	$626,273 various legal fees paid.

Securities and Exchange Commission June 22, 2010 Page 23

With respect to the total possible payments to the Selling Stockholder and any of its affiliates in the first year following the sale of the Notes, we propose to include the following disclosure in Amendment No. 1 to the Registration Statement:

We have no payments scheduled to be made to the selling stockholder or its affiliates through March 17, 2011, the first anniversary of the sale of the Notes.  Notwithstanding that, we may be required to make certain payments to the selling stockholder and its affiliates in the first year following the sale of the Notes if we are in default under the Restated Financing Agreement and/or the Registration Rights Agreement and/or if we receive certain extraordinary payments.  The table below describes these potential payments, although it is not possible to quantify such payments at this time:

Possible Payments to the Selling Stockholder and its Affiliates in the First Year Following Sale of the Notes
Payments upon an Event of Default under the Restated Financing Agreement
Upon an event of default, we may be required to redeem all or a portion of the Note and in connection therewith, we will be required to pay the selling stockholder (i) the outstanding principal amount of the Note; (ii) accrued and unpaid interest and late charges; and (iii) a premium equal to the greater of (x) 1% of the note prior to redemption and (y) the excess of the present value of all scheduled future interest payments and scheduled redemptions until the scheduled maturity date, discounted by a published annual interest rate for comparable treasury instruments, over the Note principal at the time of redemption.  In addition, upon the occurrence of certain Events of Default, to redeem the Note we will be required to pay an amount equal to the greater of (x) 115% of the outstanding Note principal plus accrued and unpaid interest and late charges and (y) the number of common shares into which the Note is then convertible multiplied by the weighted average price of the common stock.

Mandatory prepayments under the Restated Financing Agreement upon the occurrence of certain events
We must prepay the Note if we receive certain cash proceeds outside of the ordinary course of our business, such as from asset sales, incurrence of debt, milestone payments or extraordinary receipts (such as the sale of certain New Jersey tax benefits).

Payments under the Registration Rights Agreement
If we do not file a registration statement, or such registration statement is not declared effective, by certain specified deadlines, we will need to pay the selling stockholder damages in an amount equal to 2% of the aggregate value of the registrable securities.  The aggregate value will be determined by multiplying, on certain days until the failure is cured, the number of registrable securities by the greater of (x) the then-current market price of the securities and (y) $0.70.

Securities and Exchange Commission June 22, 2010 Page 24

Potential Profits on Conversion

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the purchase and sale agreement; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

Securities and Exchange Commission June 22, 2010 Page 25

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion of the convertible notes);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholder may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying convertible notes on that date.

If there are provisions in the securities purchase agreements that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Securities and Exchange Commission June 22, 2010 Page 26

Response:

For the reasons described in the response to Comment 2 above, we believe that it is appropriate to use the closing price of the Company’s common stock on March 16, 2010 when calculating possible profits to the Selling Stockholder.

We have provided the requested disclosure below, using that market price per share of common stock, for purposes of illustration.  However, we do not believe this disclosure is appropriate for inclusion in Amendment No. 1 to the Registration Statement because the difference between the conversion price of the Notes and the market price of the common stock on the date the Restated Financing Agreement was entered into does not represent a stated “discount”.   At the time of issuance, the conversion price represented a premium over (or negative discount to) the then market price.

Potential Profits on Conversion of Notes
Date	Market Price Per Share of Common Stock(1)	Conversion Price of Notes(2)	Total Possible Shares of Common Stock Underlying Notes (approx.)(3)	Combined Market Price of Total Possible Shares Underlying Notes	Combined Conversion Price of Total Possible Shares Underlying Notes	Total Possible Profit the Selling Stockholder Could Realize from Conversion Discount (approx.)
March 16, 2010	$0.63	$0.70	79,000,000	$49,770,000	$55,300,000	$(5,530,000)

(1)	Based on the closing price of the Company’s common stock as quoted on the Over-the-Counter Bulletin Board on March 16, 2010.

(2)
There are no terms that provide for a change in the conversion price of the Notes other than in connection with issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, subject to certain customary exclusions.

(3)
Assumes $36,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding for the full three-year term of the Notes, and a conversion price of $0.70.  The Company is currently registering only 35,268,905 of these shares.

Securities and Exchange Commission June 22, 2010 Page 27

Total Potential Profit from Other Securities

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Securities and Exchange Commission June 22, 2010 Page 28

Response:

The Selling Stockholder does not own any convertible securities other than the Notes.  Accordingly, there is no potential profit to be realized as a result of any conversion discounts for securities other than what is described above in response to Comment 4.

Comparison of Issuer Proceeds to Potential Investor Profit

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the private placements;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three;

•	the resulting net proceeds to the issuer, and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments three and four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment three and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Securities and Exchange Commission June 22, 2010 Page 29

Response:

We have provided the requested disclosure below.  However, we do not believe this disclosure is appropriate for inclusion in Amendment No. 1 to the Registration Statement.  There is no possible profit to the Selling Stockholder, as detailed in our response to Comment 4 above, because the conversion price of the Notes represented a premium over (or negative discount to) the market price of the common stock when the terms of the transaction were set and the Restated Financing Agreement was executed.

Comparison of Issuer Proceeds to Potential Investor Profit
Gross Proceeds:
Original Note issued September 30, 2008	$15,000,000
Original Note issued May 22, 2009	5,000,000
Note issued March 17, 2010	33,000,000
Less payments made and related cancellation of debt:
Closing fees under the Original Financing Agreement	600,000
Issuances of common stock under the Original Financing Agreement	2,163,000
Payments of interest under the Original Financing Agreement	3,481,816
Mandatory prepayments under the Original Financing Agreement	642,473
Legal and due diligence fees in connection with the Original Financing Agreement	211,000
Cancellation of the Original Notes	19,357,527
Closing and out-of-pocket fees under the Restated Financing Agreement	665,000
Payment of accrued and unpaid interest under the Restated Financing Agreement	120,447
Reimbursement of selling stockholder’s legal fees	275,000
Payment of fees to the title company	1,987
Less payments that may be require to be made:
Payments upon an Event of Default under the Restated Financing Agreement		(1)
Mandatory prepayments under the Restated Financing Agreement		(1)
Payments under the Registration Rights Agreement		(1)
Net Proceeds to the Company:	$25,481,750
Total Possible Profit the Selling Stockholder Could Realize From Conversion Discount (approx.):	$(5,530,000)
Payments Made as a Percentage of Net Proceeds:	108	%(2)

(1)	The amount of these payments cannot currently be calculated.

(2)	Averaged over the three-year term of the Notes, this percentage equals approximately 36% per year.

Securities and Exchange Commission June 22, 2010 Page 30

Prior Transactions between the Issuer and the Selling Shareholder

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholders, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Securities and Exchange Commission June 22, 2010 Page 31

Response:

With respect to transactions prior to the convertible note transaction between the Company and the Selling Stockholder, its affiliates or any person with whom the Selling Stockholder has a related contractual agreement, we propose to include the following disclosure in Amendment No. 1 to the Registration Statement:

The table below details securities transactions prior to the sale of the Notes that we had with the selling stockholder, its affiliates and any person with whom the selling stockholder had a contractual relationship in connection with the Notes:

		Prior Securities Transactions Between the Company and the Selling Stockholder
			Shares Issued to Selling Stockholder or Affiliates of Selling Stockholder in Connection with the Transaction
Date of Transaction	Shares of Common Stock Outstanding Prior to Transaction	Shares of Common Stock Outstanding Prior to Transaction Held by Persons Other Than Selling Stockholder, Affiliates of Company and Affiliates of Company and Affiliates of Selling Stockholder	Shares	As a Percentage
of Shares of
Common Stock
Outstanding Prior
to Transaction Held
by Persons Other
Than Selling
Stockholder, Affiliates
of Company and
Affiliates of Company
and Affiliates of
Selling Stockholder
					Market Price Per Share of Common Stock Prior to the Transaction		Current Market Price Per Share of Common Stock
September 30, 2008	89,025,520	78,971,843	1,125,000	1.42%	$0.78	(1)	$[_________]
May 22, 2009	90,322,763	77,606,843	375,000	0.48%	$0.99	(2)	$[_________]
October 19, 2009	91,029,656	78,108,093	300,000	0.38%	$1.94	(3)	$[_________]

Securities and Exchange Commission June 22, 2010 Page 32

(1)	Based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board on September 29, 2008.

(2)	Based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board on May 21, 2009.

(3)	Based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board on October 16, 2009.

Comparison of Registered Shares to Outstanding Shares

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•
the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

Securities and Exchange Commission June 22, 2010 Page 33

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

With respect to the number of shares registered for resale by the Selling Stockholder or its affiliates in prior registration statements, we propose to include the following disclosure in Amendment No. 1 to the Registration Statement:

None of the Shares, Exchange Shares, Other Shares or Authorized Conversion Shares have been previously registered for resale by the selling stockholder or its affiliates in prior registration statements.  When the Notes were issued on March 17, 2010, 78,690,540 shares of our common stock were held by persons other than the selling stockholder, our affiliates and affiliates of the selling stockholder.

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Shareholder

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in the company’s common stock and, if the selling shareholder has an existing short position in the company’s stock, the following additional information:

•	the date on which the selling shareholder entered into that short position; and

•
the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Securities and Exchange Commission June 22, 2010 Page 34

Response:

With respect to the Company’s ability to make payments on the Notes, we propose to include the following disclosure in Amendment No. 1 to the Registration Statement:

The Company intends to make all payments on the Notes.  In order to do so, however, the Company will need to receive sufficient revenue under its agreements with Upsher-Smith Laboratories, Inc., GlaxoSmithKline, Tarsa Therapeutics, Inc. or Novartis Pharma AG, or sign new revenue generating research, licensing or distribution agreements.  Alternatively, the Company would have to enter into a refinancing transaction.

With respect to the absence of short selling by the Selling Stockholder, we propose to include the following disclosure in Amendment No. 1 to the Registration Statement:

In addition, to the Company’s knowledge, the selling stockholder does not have an existing short position in the Company’s common stock.

Relationships Between the Issuer and the Selling Shareholder

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible [notes]; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Securities and Exchange Commission June 22, 2010 Page 35

Response:

A description of the material relationships that have existed in the past three years between the Company and the Selling Stockholder, any affiliates of the Selling Stockholder or any person with whom the Selling Stockholder has a contractual relationship with the transaction is included on page 21 of the Registration Statement under the “Selling Stockholder” caption.  For your convenience, that disclosure is reprinted here:

“Except for (a) the transactions described in the Restated Financing Agreement and the Registration Rights Agreement, including without limitation, the purchase of the Original Notes and the Notes, (b) the transactions described above under “About This Offering” and Victory Park’s resulting ownership of the Shares, the Exchange Shares and the Other Shares, (c) the appointment of Richard Levy, the managing principal and founder of Capital Advisors (defined below), as a member of the Board, Chairman of the Board and a member of the Company’s Nominating and Corporate Governance Committee in March 2010 and his service in such roles since that date, and (d) Victory Park’s right, pursuant to the Restated Financing Agreement, to designate, subject to certain conditions, an individual to fill the vacant seat on our Board, the selling stockholder has not had any material relationship with us within the past three years.”

Securities and Exchange Commission June 22, 2010 Page 36

In addition, we believe that the Company’s agreements with the Selling Stockholder, any affiliates of the Selling Stockholder or any person with whom the Selling Stockholder has a contractual relationship in connection with the sale of the Notes have been included as exhibits to the Registration Statement.

The Method by which the Number of Registered Shares was Determined

11.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholder” section of the prospectus.

Response:

The 43,914,719 shares which the Company seeks to register are detailed in the prospectus under the captions “Prospectus Summary – About This Offering” (on pages 4 through 6) and “Selling Stockholder” (on pages 20 through 22).  These 43,914,719 shares are consistent with the shares listed in fee table and the Selling Stockholder table on page 22.

For your convenience, below is a table that reprints the details regarding which shares are to be registered:

Number of Registered Shares
Shares	1,500,000 shares
Exchange Shares	300,000 shares
Other Shares	6,845,814 shares
Authorized Conversion Shares	35,268,905 shares
Total	43,914,719 shares

*   *   *
The Company makes the requested acknowledgements contained in the Staff’s letter.

Securities and Exchange Commission June 22, 2010 Page 37

If you have any questions regarding this letter, please contact the undersigned at 609.955.3230 or my colleague, Ella DeTrizio at 609.955.3211.

Very truly yours,

/s/  James J. Marino

James J. Marino

cc:           Ashleigh Palmer
Ella DeTrizio
Sara Bucholtz